CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
October 8, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 3, 2010 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”) and further to our telephone conversation on October 6, 2010, I am writing to confirm our request for an extension of time to respond to your letter dated September 29, 2010 (the “Comment Letter”) concerning the above-referenced Form 10-K and Form 10-Q. As discussed by telephone, the Company is in the process of preparing its response to the Comment Letter, which response also requires the input and involvement of the Company’s regulatory counsel. Given the required input of multiple constituencies, the Company proposes to provide its response to the Comment Letter no later than Thursday, October 21, 2010.
     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ J.P. Hannan
J.P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.